UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

SITIO ROYALTIES CORP.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

82982V101

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82982V101	SCHEDULE 13D	Page 2 of 20

1	NAME OF REPORTING PERSON Source Energy Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)(3)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Class C common stock, par value $0.0001 per share, of Sitio Royalties Corp. (f/k/a Falcon Minerals Corporation, the “Issuer” and such stock, “Class C Common Stock”), which together with a corresponding number of common units representing limited partner interests of Sitio Royalties Operating Partnership, LP (f/k/a Falcon Minerals Operating Partnership LP, “Sitio OpCo”, and such units, the "Partnership Units"), may together be redeemed for shares of Class A common stock, par value $0.0001 per share of the Issuer ("Class A Common Stock" and, together with Class C Common Stock, “Common Stock”), on a one-for-one basis pursuant to the Issuer’s organizational documents and the Second Amended and Restated Agreement of Limited Partnership of the Sitio OpCo (“Sitio OpCo LPA”).

(2)

Percentage ownership calculated based on the sum of (i) 12,088,546 shares of Class A Common Stock outstanding as of June 7, 2022, as reported in the Issuer’s Form 8-K filed with the SEC on June 10, 2022, and (ii) the 12,935,120 shares of Class A Common Stock issuable upon redemption of the Partnership Units and corresponding shares of Class C Common Stock (including those underlying the Allocation Rights) owned by the Reporting Person, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.

(3)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 3 of 20

1	NAME OF REPORTING PERSON OCM Source Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole owner of Series A Units of Source Energy Partners, LLC.
(2)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 4 of 20

1	NAME OF REPORTING PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of OCM Source Holdings, L.P.
(2)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 5 of 20

1	NAME OF REPORTING PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.
(2)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 6 of 20

1	NAME OF REPORTING PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.
(2)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 7 of 20

1	NAME OF REPORTING PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.
(2)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 8 of 20

1	NAME OF REPORTING PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.
(2)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 9 of 20

1	NAME OF REPORTING PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.
(2)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 10 of 20

1	NAME OF REPORTING PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the Class B units of Oaktree Capital Group, LLC.
(2)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 11 of 20

1	NAME OF REPORTING PERSON Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the Class A units of Oaktree Capital Group, LLC.
(2)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 12 of 20

1	NAME OF REPORTING PERSON BAM Partners Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management Inc.
(2)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 13 of 20

Item 1.	Security and Issuer.

This statement of beneficial ownership on Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Sitio Royalties Corp., a Delaware corporation (f/k/a Falcon Minerals Corporation, the “Issuer”). According to the Issuer, the address of its principal executive office is 510 Madison Avenue, 8th Floor, New York, New York 10022.

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is filed as joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

1.	Source Energy Partners, LLC, a Delaware limited liability company (“Source Energy”), in its capacity as the direct owner of 12,935,120 shares of Common Stock;
2.	OCM Source Holdings, L.P., a Delaware limited partnership (“OCM Source”), in its capacity as the sole owner of Series A Units of Source Energy;
3.

Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), whose principal business is to serve as, and perform the functions of, the general partner of OCM Source, in its capacity as such;

4.	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds; in its capacity as the managing member of Fund GP;
5.	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I, in its capacity as such;
6.	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I, in its capacity as such;
7.	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I, in its capacity as such;
8.	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts, in its capacity as the managing member of Holdings;
9.	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of OCG, in its capacity as such;
10.	Brookfield Asset Management Inc., an Ontario corporation (“BAM”), in its capacity as the indirect owner of the class A units of OCG, in its capacity as such; and
11.	BAM Partners Trust, a trust formed under the laws of Ontario (“BAM Partnership”), in its capacity as the sole owner of Class B Limited Voting Shares of BAM.

The principal business address of each of the Reporting Persons and each Covered Person is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(d) – (e) During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 82982V101	SCHEDULE 13D	Page 14 of 20

Item 3.	Source and Amount of Funds or Other Consideration.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities reported herein for investment purposes, subject to the following:

Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Person intends to communicate with the Issuer’s management and board of directors (the “Board”) about a broad range of operational and strategic matters including, among other things, potential changes in the Issuer’s operations, management, organizational documents, the composition of the Board, ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions.

The Reporting Person intends to review the Oaktree’s investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to them, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, it may endeavor (i) to increase or decrease the Oaktree’s position in the Issuer through, among other things, the purchase or sale of the Common Stock and/or other equity, debt, derivative securities or other instruments that are convertible into Common Stock, or are based upon or relate to the value of the Common Stock of the Issuer (collectively, “Securities”) on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Common Stock or other Securities without affecting the Reporting Person’s beneficial ownership of the Common Stock or other Securities. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b).

The information contained on the cover page of this Schedule 13D is incorporated herein by reference. The percentages used in this Schedule 13D are calculated based upon the sum of (i) 12,088,546 shares of Class A Common Stock outstanding as of June 7, 2022, as reported in the Issuer’s Form 8-K filed with the SEC on June 10, 2022, and (ii) the 12,935,120 shares of Class A Common Stock issuable upon redemption of the Partnership Units and corresponding shares of Class C Common Stock (including those underlying the Allocation Rights) owned by the Reporting Person, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.

Source Energy directly holds 12,935,120 shares of Common Stock and has the sole power to vote and dispose of such shares of Common Stock;

OCM Source, in its capacity as the sole owner of Series A Units of Source Energy, has the ability to direct the management of Source Energy’s business, including the power to vote and dispose of securities held by Source Energy; therefore OCM Source may be deemed to beneficially own the shares of Common Stock held by Source Energy.

Fund GP, in its capacity as the general partner of OCM Source, has the ability to direct the management of OCM Source’s business, including the power to vote and dispose of securities held by OCM Source; therefore Fund GP may be deemed to beneficially own the Common Stock by Source Energy.

CUSIP No. 82982V101	SCHEDULE 13D	Page 15 of 20

GP I, in its capacity as the managing member of Fund GP, has the ability to direct the management of Fund GP’s business, including the power to direct the decisions of Fund GP regarding the vote and disposition of securities held by Source Energy. Therefore, GP I may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by Source Energy; therefore, Capital I may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by Source Energy; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by Source Energy; therefore, Holdings may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by Source Energy; therefore, OCG may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

OCGH GP, in its capacity as the indirect owner of the class B units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by Source Energy; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

BAM, in its capacity as the indirect owner of the class A units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by Source Energy; therefore BAM may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

BAM Partnership, in its capacity as the sole owner of Class B Limited Voting Shares of BAM, has the ability to appoint and remove certain directors of BAM and, as such, may indirectly control the decisions of BAM regarding the vote and disposition of securities held by Source Energy; therefore BAM Partnership may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Source Energy, that it is the beneficial owner of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than Source Energy.

(c)

Other than as set forth in this Schedule 13D, the Reporting Persons has effected any transactions related to the Common Stock during the past 60 days.

(d) and (e)

Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

CUSIP No. 82982V101	SCHEDULE 13D	Page 16 of 20

Agreement and Plan of Merger and Merger Transactions

On June 7, 2022 (the “Closing Date”), the Issuer consummated the previously announced merger transactions contemplated by that certain Agreement and Plan of Merger, dated as of January 11, 2022 (the “Merger Agreement”), by and among the Issuer, Sitio OpCo, Ferrari Merger Sub A LLC, a Delaware limited liability company (“Merger Sub”), and DPM HoldCo, LLC, a Delaware limited liability company (“Desert Peak”), pursuant to which Merger Sub merged with and into Desert Peak (the “Merger”), with Desert Peak continuing as the surviving entity in the Merger as a wholly-owned subsidiary of Sitio OpCo.  The transactions contemplated by the Merger Agreement are referred to herein as the “Merger Transactions.”

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Merger Effective Time”) and following effectiveness of the four-to-one reverse stock split (the “Reverse Stock Split”) for all of the Issuer’s issued and outstanding shares of common stock and outstanding equity awards, the limited liability company interests in Desert Peak (the “DPM Membership Units”) issued and outstanding immediately prior to the Merger Effective Time were converted into the right to receive an aggregate of (a) 61,905,339 shares of Class C Common Stock and (b) 61,905,339 Partnership Units (the total amount under clauses (a) and (b), the “Merger Consideration”). The Source Stockholders received 12,935,120 shares of Class C Common Stock and 12,935,120 Partnership Units in connection with the closing of the Merger Transactions.

The foregoing description of the Merger Agreement contained in this Item 6 does not purport to be complete and are subject to, and are qualified in their entirety by, the full text of the Merger Agreement, which is filed as Exhibit B, and is also incorporated herein by reference.

Assignment and Allocation Agreement

On June 6, 2022, in connection with the Merger and pursuant to an Assignment and Allocation between the Kimmeridge Funds, Source Energy Leasehold, LP, a Delaware limited partnership (“Source”), Permian Mineral Acquisitions, LP, a Delaware limited partnership (“Permian” and, together with Source, the “Source Stockholders”), Rock Ridge Royalty Company, LLC, a Delaware limited liability company (“Rock Ridge” and together with the Kimmeridge Funds and the Source Stockholders, the “Sponsors”), DPM HoldCo, LLC, a Delaware limited liability company (“DPM”), Falcon Minerals Operating Partnership, LP, and each of the executive officers of the Issuer (collectively, the “Allocation Agreements”), certain shares of Class C Common Stock and OpCo Units were issued as consideration in the Merger to the executive officers of the Issuer (the “Restricted Securities”), which are subject to certain transfer restrictions and forfeiture by the holders thereof if certain conditions are not satisfied.

The Sponsors have the right to receive one share of Class C Common Stock and one Partnership Unit for each Restricted Security that is forfeited by the holders thereof (each such right, an “Allocation Right”). Partnership Units and shares of Class C Common Stock will be issued pursuant to Allocation Rights solely to the extent a corresponding forfeiture of Restricted Securities has occurred.

The foregoing description of the Allocation Agreements does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Form of Assignment and Allocation Agreement, which is filed as Exhibit C and is also incorporated herein by reference.

Second Amended and Restated Agreement of Limited Partnership of Sitio OpCo

On the June 7, 2022, the Issuer, the Kimmeridge Funds, the Source Stockholders, Rock Ridge and Royal Resources L.P., a Delaware limited partnership (“Royal Resources” and, together with Rock Ridge, “Blackstone”) entered into the Sitio OpCo LPA. The Sitio OpCo LPA amends and restates the existing Amended and Restated Agreement of Limited Partnership of Sitio OpCo, dated as of August 23, 2018.

The Sitio OpCo LPA provides that, subject to certain restrictions contained therein, each holder of Partnership Units (other than the Issuer) generally has the right to cause Sitio OpCo to redeem all or a portion of its Partnership Units (the "Redemption Right") in exchange for shares of Class A Common Stock on a one-for-one basis or, at Sitio OpCo’s election, an equivalent amount of cash. In connection with any redemption of Partnership Units pursuant to the Redemption Right, the corresponding number of shares of the Class C Common Stock will be cancelled.

CUSIP No. 82982V101	SCHEDULE 13D	Page 17 of 20

The foregoing description of the Sitio OpCo LPA does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Sitio OpCo LPA, which is filed as Exhibit D and is also incorporated herein by reference.

Director Designation Agreement

On January 11, 2022, the Issuer entered into that certain Director Designation Agreement (the “Director Designation Agreement”) with the Kimmeridge Funds, the Source Stockholders and Blackstone, which became effective on the Closing Date.

Pursuant to the Director Designation Agreement, the Issuer agreed to (a) include two nominees designated by the Issuer in the slate of nominees to be recommended by the Board for election at the first annual meeting of stockholders at which directors are to be elected following the Merger Effective Time and (b) include in the slate of nominees to be recommended by the Board for election at each applicable annual or special meeting of stockholders the following individuals: (i) so long as the Kimmeridge Funds and their affiliates collectively beneficially owns at least 10% of the outstanding shares of Common Stock, one nominee designated by the Kimmeridge Funds; (ii) so long as Blackstone and its affiliates collectively beneficially own at least 10% of the outstanding shares of Common Stock, one nominee designated by Blackstone; and (iii) so long as the Source Stockholders and its affiliates collectively beneficially own at least 10% of the outstanding shares of Common Stock, one nominee designated by the Source Stockholders.

On April 13, 2022, Blackstone executed a waiver pursuant to which it irrevocably waived its rights to designate its nominee for election to the Board pursuant to the Director Designation Agreement.

Under the Director Designation Agreement, no director designated by any of the Principal Stockholders (as defined in the Director Designation Agreement) shall, directly or indirectly, grant any proxy or enter into or agree to be bound by any voting trust, agreement or arrangement of any kind with respect to its shares of Common Stock that is inconsistent with or conflicts with the Director Designation Agreement.

The foregoing description of the Director Designation Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Director Designation Agreement, which is filed as Exhibit E and is also incorporated herein by reference.

Registration Rights Agreement

On January 11, 2022, the Issuer entered into a Registration Rights Agreement (as amended and restated, the “Registration Rights Agreement”) with the Kimmeridge Funds, Blackstone and the Source Stockholders (collectively, the “Holders”), which became effective on the Closing Date.

The Registration Rights Agreement requires the Issuer to (a) register for resale shares of Class A Common Stock held by the Holders immediately following the Merger Effective Time, including any shares of Class A Common Stock issued or issuable upon the exchange of the shares of Class C Common Stock and Partnership Units held by the Holders immediately following the Merger Effective Time (the “Registrable Securities”), and (b) within 45 days following the Closing Date, file with the U.S. Securities and Exchange Commission a registration statement registering the resale of all Registrable Securities permitted to be registered for resale from time to time.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Registration Rights Agreement, which is filed as Exhibit F and is also incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
Exhibit A	Joint Filing Agreement, by and among the Reporting Persons (filed herewith).

Exhibit B	Agreement and Plan of Merger, dated as of January 11, 2022, by and among Falcon Minerals Corporation, Falcon Minerals Operating Partnership, LP, Ferrari Merger Sub A LLC, and DPM HoldCo, LLC (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on January 12, 2022).

CUSIP No. 82982V101	SCHEDULE 13D	Page 18 of 20

Exhibit C	Form of Assignment and Allocation Agreement, dated as of June 6, 2022, by and among Chambers DPM HoldCo, LLC, KMF DPM HoldCo, LLC, Source Energy Leasehold, LP, Permian Mineral Acquisitions, LP, Rock Ridge Royalty Company, LLC, DPM HoldCo, LLC, Sitio Royalties Corp., Falcon Minerals Operating Partnership, LP and each of the executive officers of the Issuer (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on June 10, 2022).

Exhibit D	Second Amended and Restated Agreement of Limited Partnership of Sitio Royalties Operating Partnership, L.P., dated as of June 7, 2022 (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on June 10, 2022).

Exhibit E	Director Designation Agreement, dated as of January 11, 2022, by and among Falcon Minerals Corporation, Chambers DPM HoldCo, LLC, KMF DPM HoldCo, LLC, Source Energy Leasehold, LP, Permian Mineral Acquisitions, LP, Rock Ridge Royalty Company, LLC and Royal Resources L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on January 12, 2022).

Exhibit F	Registration Rights Agreement, dated as of January 11, 2022, by and among Falcon Minerals Corporation, Chambers DPM HoldCo, LLC, KMF DPM HoldCo, LLC, Source Energy Leasehold, LP, Permian Mineral Acquisitions, LP, Rock Ridge Royalty Company, LLC and Royal Resources L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 12, 2022).

CUSIP No. 82982V101	SCHEDULE 13D	Page 19 of 20

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: June 16, 2022

SOURCE ENERGY PARTNERS, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM SOURCE HOLDINGS, L.P.

By:	Oaktree Fund GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

CUSIP No. 82982V101	SCHEDULE 13D	Page 20 of 20

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President, Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: June 16, 2022

SOURCE ENERGY PARTNERS, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM SOURCE HOLDINGS, L.P.

By:	Oaktree Fund GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President, Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary